AEM SPA



RECEIVED

2008 JAN -2 P 12:02

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/263/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)



BY COURIER



08000028

December 20, 2007

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
JAN 07 2008
THOMSON
FINANCIAL

Encl.

Cod. 5968117 - 6/2003


AEM SPA


ASM SPA

NEXT STEPS OF THE MERGER AEM/ASM

20 December 2007 - With reference to the merger of ASM into AEM, approved by the respective EGMs (held on the 22 October 2007), we inform that:

1. The signing of the merger act is expected on the 24 December 2007.
2. The act is expected to be registered at the Brescia and Milan company registers by 12:00 a.m. on the 28 December 2007.
3. Following the closing of the act, the ex-dividend date of the extraordinary dividend, equal to 0.11 € per ASM share (approved by the EGM held on the 22 October 2007), has been settled for the 28 December 2007, while the payment will occur on the 4 January 2008.
4. Following the registration,
    - The 28 December 2007 will be the last day of trading on the Italian Stock Exchange - managed by Borsa Italiana S.p.A, for ASM shares.
    - The effects of the merger will occur as of 1 January 2008.
    - ASM ordinary shares will be delisted as of the 2 January 2008 - which is the first trading day of the new company A2A, resulting from the merger AEM/ASM, upon the merger of AMSA S.p.A into AEM.

For further information

ASM

Media Relations
Alfredo Ghiroldi
T. +39-030-3554590
E. aghiroldi@asm.it
Investor Relations
Tommaso Lavegas
T. +39-030-3554784
E. tlavegas@asm.it
www.asm.it

AEM

Communication and External Relations
Biagio Longo
T. +39-02-77204582
E. biagio.longo@aem.it
Investor Relations
Renata Bonfiglio
T. +39-02-77203879
E. ir@aem.it
www.aem.it

AEM SPA



FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/265/2007/MAN/as

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURIER

December 24, 2007

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press releases.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,



Maria Angela Nardone
Company Secretary

Encl.

Cod. 5968117 - 6/2003

AEM SPA



AMSA SPLIT, AMSA INTO AEM MERGER AND ASM INTO AEM MERGER DEEDS HAVE BEEN SIGNED

Milan, 24 December 2007 – AEM S.p.A. ("AEM") announces that the merger deed incorporating AEM into ASM (the "AEM/ASM Merger") was signed this morning. It is expected to be registered at the business registers of Brescia and Milan by 12.00pm on 28 December 2007.

In conformity with the decisions taken at the AEM EGM held on 22 October 2007, the merging company – which will also change its company name to A2A S.p.A. ("A2A) from the date on which the merger will become effective – will increase its share capital by 642,591,490.84 euros by issuing 1,235,752,867 new ordinary AEM shares with a nominal value of 0.52 euros each (due date 1 January 2007 and coupon number 10), to be assigned to ASM shareholders at the exchange ratio of 1.60 ordinary AEM shares for every 1 ordinary ASM share.

Once the AEM/ASM Merger deed has been registered at the relevant business registers, 28 December 2007 will be the last day on which ordinary ASM shares will be negotiated on the Italian Stock Exchange organised and operated by Borsa Italia S.p.A., and from 2 January 2008 they will be delisted.

It is also announced that the following were signed today: (i) the AMSA S.p.A. ("AMSA") split deed involving the transfer, in favour of the newly established company which will be called "Milano Immobili e Reti S.r.l.", of assets made up of the so-called asset endowments "that cannot be duplicated" for the management of the road waste collection and cleaning service and (ii) the merger deed incorporating AMSA S.p.A – Azienda Milanese Servizi Ambientali – into AEM (the "AEM/AMSA Merger" and, jointly with the AEM/ASM Merger, the "Mergers"). For the purpose of the AEM/AMSA Merger, as of 1 January 2008 AEM will increase its share capital by the sum of 50,494,605.20 euros by issuing 97,105,010 new AEM shares with a nominal value of 0.52 euros each, which will be allocated to the Municipality of Milan as sole shareholder of AMSA S.p.A.

Although being juridically separated transactions, the AEM/ASM merger and AEM/AMSA merger will be performed substantially at the same time. After the Mergers, AEM's share capital will equal a total of 1,629,110,744.04 euros, entirely paid-up, divided into 3,132,905,277 ordinary shares, with a nominal value of 0.52 euros each.

Once the registration of the Merger deeds has taken place at the relevant business registers, the Mergers will come into effect and the AEM ordinary shares will take on the name A2A, as of 1 January 2008.

For further information:

Communication and External Relations - AEM S.p.A. Press Office Tel. (39) 027720.4582
ufficiostampa@aem.it
Investor Relations AEM S.p.A. Tel. (39) 027720.3879 ir@aem.it
www.aem.it

AEM SPA FILE NO. 82-4911



PRESS RELEASE

Paolo Rossetti appointed Co-General Manager

***

Milan, December 24, 2007 – The Board of Directors of AEM S.p.a., under the chairmanship of Mr. Giuliano Zuccoli, has resolved during today's meeting to appoint Mr. Paolo Rossetti as Co-General Manager, with responsibilities for the technical-operational and engineering areas of A2A S.p.a., in accordance with the provisions of the *Accordo Quadro* entered into with ASM Brescia S.p.a. on June 4, 2007.

The appointment shall be operative as of January 1, 2008, effective date of the mergers with AMSA S.p.a. and with ASM Brescia S.p.a.

Paolo Rossetti is currently head of Strategic Development of ASM Brescia S.p.a..

END

For further information:
Communication and External Relations - AEM S.p.A. Press Office Tel. (39) 027720.4582
ufficiostampa@aem.it
Investor Relations AEM S.p.A. Tel. (39) 027720.3879 ir@aem.it
www.aem.it